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                     SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                              FORM 12b-25

                        NOTIFICATION OF LATE FILING        --------------------
                                                             SEC FILE NUMBER

                                                                0-29299
                                                           --------------------
                                                              CUSIP NUMBER

                                                              221011 10 9
                                                           --------------------

(CHECK ONE):  [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                For Period Ended:           June 30, 2001
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant

       CorVu Corporation

Former Name if Applicable

Address of Principal Executive Office (STREET AND NUMBER)
       3400 West 66th Street

City, State and Zip Code
       Edina, MN  55435
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
   [X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

On July 30, 2001, the Registrant selected a new firm to serve as its independent public accountant for the fiscal year ended June 30, 2001 and, therefore, required more time than was originally anticipated to prepare an accurate and timely Form 10-KSB

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              David C. Carlson                (952)                843-7702
                 (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been
        filed?  If answer is no, identify report(s).        [X]  Yes   [  ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?                                     [X]  Yes   [  ]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Net losses decreased from approximately $8.6 million in fiscal 2000 to approximately $3.5 million in fiscal 2001. This decrease was mainly due to non-recurring costs incurred in fiscal 2000 related to the merger with Minnesota American, Inc. of approximately $1.7 million as well as various expense reductions resulting from a restructuring of the sales force.

                                       CORVU CORPORATION
                         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   September 28, 2001                          By  /s/ David C. Carlson
                                                       ----------------------
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.